Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On February 3, 2011, Laura H. Wright, Chief Financial Officer of Southwest Airlines Co. spoke at the Raymond James Growth Airline Conference. Below is a transcript of Ms. Wright’s presentation.

FINAL TRANSCRIPT

Conference Call Transcript

LUV – Southwest Airlines at Raymond James Growth Airline Conference

Event Date/Time: Feb 03, 2011 / 03:10PM GMT

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Feb 03, 2011 / 03:10PM GMT, LUV - Southwest Airlines at Raymond James Growth Airline Conference

CORPORATE PARTICIPANTS

Laura Wright

Southwest Airlines Co. – SVP Finance and CFO

CONFERENCE CALL PARTICIPANTS

Duane Pfennigwerth

Raymond James – Analyst

Jim Parker

Raymond James – Analyst

PRESENTATION

Duane Pfennigwerth – Raymond James – Analyst

Okay, next up we have Southwest. We appreciate them fighting through the weather as well. Believe it or not, Dallas had some pretty nasty weather, so we really appreciate you guys getting here. Presenting is Laura Wright, CFO.

We think the AirTran acquisition is going to be a positive for Southwest, exiting this year into next year. We also think the Company has latent, untapped revenue potential relative to the industry, which you’ll probably hear some about and the stock is valued like a legacy carrier, so it’s interesting to us. So that, Laura Wright.

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

Good morning and thank you all for being here. It is actually — the weather is a lot better here in New York than it is in Dallas, which is pretty amazing. So before I start, let me do my favorite part. In order to provide what I believe is a more complete picture of Southwest results, I will be including non-GAAP results as part of my presentation. For your convenience, a reconciliation of these results to our GAAP results is available on the last slide of this presentation, and it’s also on the Investor Relations section of our website at Southwest.com. The site also includes a description of factors that could impact the forward-looking statements that I will make today.

Well, I would like to begin the morning with a very quick recap of 2010. It was certainly a rewarding year at Southwest Airlines with full-year earnings of $550 million, excluding special items, a tremendous improvement from our 2009 full-year earnings of $143 million. Although our capacity was basically flat for 2010, we grew our passengers, we grew RPMs, and more importantly, we grew our top-line revenues.

Our yields increased by almost 11%, and our load factor grew by 3.3 points to a record 79.3% annual load factor. As a result, our overall unit revenues for 2010 were up 16.5% over 2009.

Comparing our 2010 revenues to 2007, our total revenues over that three-year period were up $2.2 billion on relatively flat capacity, and that equates to just a little over 24% unit revenue improvement in that three-year time period despite it being a very weak economic environment.

Our 2010 momentum continued into the fourth quarter with net earnings excluding special items of $115 million, and numerous fourth-quarter records, including passenger revenues of $2.9 billion, total revenues of $3.1 billion, PRASM of $0.1188, RASM of $0.1256. Both of these were all-time quarterly records. Our RPMs, or traffic, was $20 billion, and we had 22.5 million O&D passengers, and a record quarterly load factor of 80.7%.

The success of our revenue gains is due in large part to the numerous initiatives that we’ve been working on over the past five years. Certainly our scheduled optimization and revenue management initiatives represented the vast majority of our 2010 revenue gains, but we also had significant contributions from our other new products.

Our Business Select passengers were up 19% last year with Business Select revenues of $88 million. Our EarlyBird product exceeded our first-year expectations and produced 2010 total revenues of $98 million.

Feb 03, 2011 / 03:10PM GMT, LUV - Southwest Airlines at Raymond James Growth Airline Conference

And then finally, our pet service, unaccompanied minor and third and excess bags contributed about $50 million to our 2010 results.

Finally, you know I’ve got to bring this one up, we’ve been very pleased with the success of our “Bags Fly Free” campaign. It certainly had a significant impact on our load factor. And we’ve continued to see our share of the domestic market continue to increase. Just in the past week, the DOT released the third-quarter traffic data, and Southwest Airlines’ domestic market share increased to 21% of all domestic O&D passengers.

Since 2008, we’ve actually seen our capacity down about 5%. Despite that, we’ve added five new cities, and we’ve got three new cities coming in March that we are excited to be adding as well.

Over this time period, we’ve continued to enhance our customer service and our product offerings. We’ve introduced a lot of new technology over the past several years. We continue to run a great operation with the number one position for the DOT and customer service rankings in 2010.

The next slide is just a picture that shows you the numerous initiatives that we’ve spent the past five years working on and, for the most part, have completed.

I would like to take a few minutes to talk about another strategic strength of Southwest, and that’s our balance sheet. We’ve currently got unrestricted cash and short-term investments of $3.9 billion. In addition to that, we have a $600 million line of credit that’s available and untapped.

Our year-end leverage at the end of 2010 was just at 40%, and that was about a 3-point drop from 2009. In addition, we’ve got a lot of unencumbered aircraft with values in excess of $7 billion.

As we look to 2011, we are currently anticipating capital spending in the $800 million to $900 million range. We’ve got about $500 million of debt that matures in 2011 as well. And at this point in time, it’s our intention to fund that capital spending and our debt maturities with cash on hand and cash flow generated from operations.

This is a slide we show you many times, but I’m going to show it again because it really hasn’t changed. Our primary goals at Southwest Airlines are to boost our operating revenues. We’ve got to reduce, maintain our operating costs. We’ve got to have adequate cash reserves or liquidity, and finally, we are focused on improving our profitability and achieving our long-term financial targets, which is a 15% pretax return on invested capital.

And we believe we have a lot of reasons to believe that we can do that. We currently, this is a view of what our current initiatives are. The ones on the top are our primary initiatives, the most important being the acquisition of AirTran, which we expect to close on in the second quarter of this year. We also will be rolling out our all-new rapid rewards program, which we’ve been working on for several years. That will roll out on March 1.

We have also recently ordered 737 800’s from Boeing in lieu of 700’s, with our first deliveries expected in March of 2012.

And finally, the last significant initiative is the replacement of our reservation system.

So I would like to talk a little bit about the AirTran acquisition. Everything is moving along very well. It still remains subject to the approval, the AirTran shareholders as well as receipt of the DOJ and other necessary clearances. We reported that, I believe in November, that we received our second request from the DOJ.

We have filed our S-4 registration statement with the SEC and we received notice this morning that has been declared effective. AirTran has scheduled their stockholders’ meeting for March 23, so that’s in place, and we still expect to close on the transaction in the second quarter of this year.

So before I close and take questions, I thought I’d just give a brief outlook. Our January 2011 revenue and traffic will be reported early next week. But at this point in time, we are estimating that the year-over-year increase for January will exceed the 5% year-over-year increase that we reported in December. Our bookings for February and March continue to look strong, and our other revenues for the first quarter are currently estimated to grow in the 10% to 15% range year over year.

Feb 03, 2011 / 03:10PM GMT, LUV - Southwest Airlines at Raymond James Growth Airline Conference

Looking at costs, excluding fuel and taxes, we are currently expecting our first quarter unit costs excluding fuel to increase in the 2% range versus a year ago. And at this point in time, based on the current energy markets and our current fuel hedges, we are estimating our first-quarter fuel hedge — our fuel costs to be in the $2.80 to $2.85 per gallon range.

And I think with that, Duane, I am ready to take questions.

Duane Pfennigwerth – Raymond James – Analyst

Laura, will you repeat the question when someone asks?

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

You bet.

QUESTION AND ANSWER

Unidentified Audience Member

(Inaudible question—microphone inaccessible)

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

So just the combination of AirTran and Southwest, what the combined –?

Unidentified Audience Member

(Inaudible question—microphone inaccessible)

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

Okay, so the question I think was how we see the Company evolving post-AirTran over the next two to three years.

Certainly, AirTran is going to be our significant — it’s going to be a significant effort for us.

When we close, we anticipate we will have two separate airlines, but over time we will transition into one airline, one brand, one product. That’s probably going to take two to three years.

We are very excited about the acquisition because we think AirTran brings a lot of things to Southwest. Certainly, Atlanta was an important, important piece to us. It’s an airport that has limited access, and AirTran has a great presence there.

With Atlanta, we’re going to be able to do a lot more with the rest of the Southwest network. For example, there’s a lot of cities that AirTran doesn’t serve out of Atlanta where Southwest has a huge presence. So we see opportunities there.

AirTran gives us more access to some places we couldn’t get into, like Washington Reagan, so we’re going to be picking up some flight activity there. It also allows us to grow our presence at New York LaGuardia with the slots that they have.

So, but I think for you to think about bigger picture is we will have a larger network. We will have more cities and the value that you get when you bring those together is exponential. We think we will be able to tap some markets, combined, between the two networks that neither of us would have been able to do alone.

Feb 03, 2011 / 03:10PM GMT, LUV - Southwest Airlines at Raymond James Growth Airline Conference

Unidentified Audience Member

(Inaudible question—microphone inaccessible)

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

So the question was, what’s the future for partnerships with international carriers, I believe, to kind of cut it short there.

We do have a partnership right now with Volaris, which is a very fine airline out of Mexico, where we connect passengers with them and our US destinations. And we expect to continue to see that grow.

Certainly I think – probably a piece that I left out of my answer to the last question is, the other thing that AirTran brings to Southwest is international markets that they already serve. So that was also very appealing to us because those are areas where we don’t have experience. And we’re certainly going to learn a lot about those international markets with AirTran, but we certainly think that we’re going to be able to continue to serve those markets ourselves.

The decision to take the 800 aircraft in 2012 is also impacted somewhat by that because we do think that, should we want to expand some of that near international markets ourselves, that it’s a better airplane to do that. So, we will continue on with Volaris, but we expect that we will be able to do more of that ourselves as well.

Duane Pfennigwerth – Raymond James – Analyst

Can you talk about when Southwest matches industry players (inaudible) are you seeing your competitors trying (inaudible) theirs and Southwest is not matching? I’ve heard that come up a couple times. And if that’s true, why?

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

So the question was about industry fare increases and whether Southwest is matching or not. So, Duane, the way we think about pricing is, we set our pricing ourselves, and so — and are generally the price leader which is the advantage you have when you are the low-cost producer. So there have been a lot of fare increases in the past two or three months, which is no surprise to any of us with looking at what’s happened with energy prices.

We’ve actually had three fare increases at Southwest since November, which, any of you who follow us, that’s a lot for us in a very short time period. So, we are pleased with what we’ve been able to do and the success that we have had with what we have done recently with the fare increases that we have taken.

Jim Parker – Raymond James – Analyst

Laura, there’s something pretty big going on at Southwest with this Rapid Rewards program with the new program that you have. And as analysts, at least, we haven’t been able to quite quantify the potential. But, I wonder, would you contrast your Rapid Rewards frequent flyer program and the revenue and earnings that you get from it versus the legacy carriers. And of course the legacies speak in billions. You are a fraction of that, but yet you carry more passengers than any legacy carrier.

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

Yes, so we’re — so the question has to do with the all-new Rapid Rewards program that we are launching on March 1 and what that means — what the potential is for Southwest and how that compares to the rest of the industry.

First of all, we have a very good frequent flyer program today, lots of loyal, frequent flyers, but we know that there’s some deficiencies in our program, particularly with respect to some business travelers. So, we have been working on an all-new program over the past several years. We

Feb 03, 2011 / 03:10PM GMT, LUV - Southwest Airlines at Raymond James Growth Airline Conference

launched it in early January, so all the details are out there on how the program works. But we think it’s going to be very valuable from a top-line revenue perspective several ways.

So first of all, we think the new program will bring new travelers to Southwest who — particularly business travelers who may be tied to another program today. We think it will also increase the loyalty of the customers that we already have who may fly us for certain flights but not all flights.

And then finally, there’s significant opportunity, Jim, in our partnership opportunities. We currently have a credit card, which is very lucrative, with Chase. But when we look at our share of the credit card business relative to our size, we underperform some of the legacy carriers and we certainly think that the changes in the program that we’ve made are going to make that — having that card more attractive.

So, we think the Rapid Rewards program is going to be a multiyear build up to its full potential, probably three to five years, but we are anticipating the potential benefit to be in the hundreds of millions of dollars. So it’s a — this has really been our significant initiative for 2011.

Jim Parker – Raymond James – Analyst

All right. Thanks very much.

Laura Wright – Southwest Airlines Co. – SVP Finance and CFO

Thank you.

Jim Parker – Raymond James – Analyst

Here we go. Okay. We have one-on-ones and they get scheduled if we don’t be exactly on time. Sometimes our managements aren’t here, but I see them.

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Important Information for Investors and Stockholders

The communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, and include statements about, the Company’s expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “plans,” “believes,” “expects,” “anticipates,” “may,” “could,” “intends,” “goal,” “will,” and similar expressions and variations thereof. Specific forward looking statements include, without limitation, statements regarding (i) the Company’s financial goals and outlook; (ii) its revenue initiatives; (iii) its proposed acquisition of AirTran Holdings, Inc. and its related expectations; (iv) its plans for managing risk associated with changing jet fuel prices and its related expectations; and (v) its growth plans, including capacity and fleet plans. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict. Therefore, actual results may differ materially from those expressed in or indicated by the Company’s forward-looking statements. Factors include, among others, (i) changes in the price of aircraft fuel, the impact of hedge accounting, and any changes to the Company’s fuel hedging strategies and positions; (ii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the Company’s services; (iii) the impact of fuel prices and economic conditions on the Company’s overall business plan and strategies; (iv) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; (v) the Company’s ability to timely and effectively prioritize its strategic initiatives and its related ability to timely implement, transition, and maintain the necessary information technology systems and infrastructure to support these initiatives; (vi) the impact of governmental regulations on the Company’s operations and costs; (vii) the possibility that the Company’s proposed acquisition of AirTran is delayed or does not close, including due to the inability of the Company and AirTran to obtain all approvals necessary or the failure of other closing conditions; and (viii) other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed (i) under the heading “Risk Factors” in both the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 1, 2011; and (ii) under the heading “Forward-looking statements” in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010.